Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

  Telephone (801) 363-7411

Branden T. Burningham, Esq.

 Fax (801)355-7126

Bradley C. Burningham, Esq.

  email lwb@burninglaw.com

June 19, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Bullion Monarch Mining, Inc. Form 10-KSB/A for the fiscal year ended April 30, 2007 and Form 10-QSB for the fiscal quarter ended January 31, 2008

File No. 1-03896

CIK 0000015288

Dear Ladies and Gentlemen:

This letter is to request up to three weeks to respond to you comments and make the necessary changes regarding the above referenced filings for Bullion Monarch Mining, Inc.  This is consistent with my discussions with Ken Schuler of the SEC today; in the meantime, I will speak with representatives of the Company regarding placing the respective cautionary excerpts provided by the SEC in its comment letter dated June 5, 2008, in the Company’s web site.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg